                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF JULY 2011

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA: TIM PARTECIPACOES ACQUIRES AES ATIMUS FOR 700 MILLION EURO

Milan, 8 July 2011

Telecom Italia Group reinforces its presence in Brazil.

TIM Participações S.A., through its subsidiary TIM Celular S.A., today signed an agreement for the acquisition of AES Atimus Group (in effect 100% of Eletropaulo Telecomunicacões Ltda and AES Communications Rio de Janeiro S.A.) from Companhia Brasiliana de Energia. The group is a telecommunications infrastructure operator in the states of San Paolo and Rio de Janeiro, the most densely populated and wealthiest regions of the country which generate 27% of national GDP.

AES Atimus is the owner of a 5,500 km fibre optic network covering all 21 towns that make up the urban conglomeration of San Paolo and Rio de Janeiro. The group reported revenues in 2010 of 211 million reais with an EBITDA margin of 63%, and represents a vital asset enabling TIM Brasil to reinforce its competitive position. The deal has an enterprise value of 1.6 billion reais, or roughly €700 million and is expected to close by Q4 2011 once the company and the competent authorities have given their approval.

The infrastructure covered by today's agreement will enable TIM Participações to:

•

reinforce development of its mobile network thanks to fibre optic connections (so-called backhauling) between transmission stations, allowing it to extend and accelerate mobile broadband services;

•

benefit from synergies through the internalisation of AES' access infrastructure, avoiding the need to rent connections from third party operators.

AES Atimus' fibre infrastructure will integrate perfectly with that of Intelig (essentially backbone based), acquired in 2009, facilitating the rapid growth of the company's offering and selectively exploit many of the opportunities that will arise from convergence in the Brazilian market.

The deal will deliver possible synergies in terms of opex and capex worth 1 billion reais over three years.

This is the first acquisition of this size by the Telecom Italia Group in the last years.

Today's deal will have no impact on the deleveraging plan presented to the financial community last February.

The operation will be presented by the Executive Chairman of Telecom Italia, Franco Bernabè and by the CFO, Andrea Mangoni in a press conference scheduled for 14.30 in Milan at Telecom Italia's offices in Piazza Affari 2. Also taking part in the meeting via link with Brazil will be the CEO of TIM Brasil, Luca Luciani.

Telecom Italia Press Office +39 06 3688 2610 http://www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 http://www.telecomitalia.com/investorrelations

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. The press release included in this Form 6-K contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

2. our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

3. our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

4. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

5. our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

6. our ability to successfully achieve our debt reduction targets;

7. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

8. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

9. our services are technology-intensive and the development of new technologies could render such services non-competitive;

10. the impact of political and economic developments in Italy and other countries in which we operate;

11. the impact of fluctuations in currency exchange and interest rates;

12. our ability to successfully implement our strategy over the 2011-2013 period;

13. our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

15. the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and 16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      July 8th, 2011

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager